

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

May 28, 2009

Mr. Marek J. Kreczmer
President and Chief Executive Officer
Uranium International Corp.
10475 Park Meadows Drive, Suite 600
Lone Tree, CO 80124

> **Re:** **Uranium International Corp.**
> **Form 10-KSB for Fiscal Year Ended February 29, 2008**
> **Filed June 12, 2008**
> **Response Letter Dated April 21, 2009**
> **Form 10-K/A for Fiscal Year Ended February 29, 2008**
> **Filed April 21, 2009**
> **Response Letter Dated May 22, 2009**
> **Response Letter Dated May 26, 2009**
> **Form 10-K/A for Fiscal Year Ended February 29, 2008**
> **Filed May 27, 2009**
> **Form 10-K/A for Fiscal Year Ended February 29, 2008**
> **Filed May 28, 2009**
> **File No. 000-52660**

Dear Mr. Kreczmer:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Jill Davis
Branch Chief